SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES RECORD WINTER 2017 SCOTLAND SCHEDULE
15 NEW ROUTES DELIVER 20% GROWTH, 5M CUSTOMERS

Ryanair, Europe's No. 1 airline, today (16 Feb) launched its biggest-ever Scottish winter schedule, with 13 new Edinburgh routes to Baden, Budapest, Carcassonne, Eindhoven, Hamburg, Katowice, Nantes, Prague, Szczecin, Toulouse, Venice, Valencia and Wroclaw (38 in total), and 2 new Glasgow routes to Krakow and Madrid (17 in total), which will deliver 20% growth and over 5m customers p.a. in total at Ryanair's 4 Scottish Airports and supporting 3,750 jobs.
Ryanair will continue to connect Scotland with major business centres on high frequency, low fare services including Berlin (daily), Dublin (6 daily), London (7 daily) and Rome (daily), with better timings and lower fares, making Ryanair the ideal choice for Scottish business and leisure customers, as these new routes will go on sale in February 2017.
Ryanair's Scotland Winter 2017 schedule will deliver:

Edinburgh
· 13 new routes: Baden (2 wkly), Budapest (2), Carcassonne (2), Eindhoven (3), Hamburg (2),
   Katowice (2), Nantes (2), Prague (3), Szczecin (2), Toulouse (2), Venice
   Treviso (3), Valencia (3) & Wroclaw (2)
· Extra flights to Copenhagen (5 wkly) & Fuerteventura (2)
· 38 routes in total
· 2.8m customers p.a. (+14%)
· 2,100* "on-site" jobs p.a.
Glasgow International:
· 2 new routes to Krakow (2 wkly) & Madrid (4)
· 17 routes in total
· 1.4m customers p.a. (+ 24%)
· 1,000 * "on-site" jobs p.a.
Glasgow Prestwick:
· 9 routes in total (including Alicante, Lanzarote & Tenerife)
· 675,000 customers p.a. (+4%)
Aberdeen:
· 2 routes to Alicante and Malaga
· 80,000 customers p.a.

Ryanair's Scotland summer 2017 schedule is attracting record bookings, with more frequencies to sun destinations for summer family holidays, lower fares as Ryanair passes on lower fuel costs, and an even better customer experience, as it continues to roll out its "Always Getting Better" improvements.

In Edinburgh, Ryanair's Michael O'Leary said:

"We are pleased to launch our biggest-ever Scotland winter schedule, with 15 new routes and 20% growth which will deliver over 5 m customers p.a. and support 3,750 jobs at Ryanair's four Scottish Airports. We are also pleased to report record bookings on our Scottish summer 2017 schedule, and Scottish customers can look forward to even lower fares, so there's never been a better time to book a low fare flight on Ryanair. We urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Scotland.

We call on the Scottish Government to follow the Irish example and scrap APD entirely to allow Scottish traffic, tourism and jobs to grow and ensure Scottish airports can compete and attract more business. The scrapping of APD would enable Ryanair to base more aircraft in Scotland, add even more new routes and and create thousands of additional jobs.

To celebrate the launch of our Scotland winter 2017 schedule we are releasing seats for sale across our European network from just £9.99, which are available for booking until midnight Monday (20 Feb). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers
For further information
please contact:
Robin Kiely                                                               Piaras Kelly
Ryanair DAC                                                             Edelman Ireland
Tel: +353-1-9451949                                                  Tel: +353-1-6789333
press@ryanair.com                                                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary